COMPAGNIE GENERALE DE GEOPHYSIQUE

Filed by General Geophysics Co.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Veritas DGC Inc.
Commission File No.: 001-07427
On December 18th 2006, Compagnie Générale de Géophysique (General Geophysics Company)
published the following press release containing information on the merger of CGG and Veritas
COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN : 0000120164 — NYSE : GGY)

COMPAGNIE GENERALE DE GEOPHYSIQUE

Paris, December 18th 2006
CGG VERITAS Merger Information
As previously disclosed, Compagnie Générale de Géophysique (NYSE: GGY) and Veritas DGC, Inc. (NYSE: VTS) will hold separate meetings of their shareholders on January 9, 2007 in connection with the proposed combination between the two companies. Veritas stockholders will vote to approve the merger agreement among Veritas, CGG, and CGG’s subsidiaries Volnay Acquisition Co. I and Volnay Acquisition Co. II. CGG shareholders will vote to approve the issuance of CGG ordinary shares underlying the CGG ADSs to be issued pursuant to the merger and certain related matters. Upon approval of the share issuance and related matters by the shareholders of CGG and the merger agreement by the stockholders of Veritas, and satisfaction of other customary conditions, the proposed merger is expected to close on or about January 12, 2007.
Veritas shareholders may elect to receive either CGG ADSs, cash or a combination thereof (subject to the allocation procedure described in the proxy statement/prospectus) in exchange for their shares of Veritas common stock. Election forms for purposes of making this election have been mailed together with the proxy statement/prospectus on or about December 5, 2006. The deadline for making an election with respect to the type of merger consideration to be received is 5:00 p.m., New York City time, on January 10, 2007. Holders of Veritas common stock should carefully complete the election forms and submit them to the exchange agent before the election deadline.
Immediately after the effective time of the merger, the combined company will be renamed “Compagnie Générale de Géophysique-Veritas,” abbreviated as “CGG Veritas”. The trading symbol of the combined company’s ADS on the New York Stock Exchange will be “CGV”. The CGG Veritas ADSs will have the same CUSIP number as the CGG ADSs.

Contact:
Christophe Barnini	Tel.: +33 1 64 47 38 10
Invrel@cgg.com	www.ccg.com
Forward-Looking Information
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current information and expectations that are subject to a number of risks, uncertainties and assumptions. These risks and uncertainties are more fully described in our reports filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual outcomes may vary in material respects from those currently anticipated.
Investor information :
In connection with the proposed combination between Compagnie Générale de Géophysique (“CGG”) and Veritas DGC Inc. (“Veritas”), CGG has filed a registration statement on Form F-4 (File no. 333-138033) (the “Form F-4”), which includes a definitive Proxy Statement/Prospectus, dated November 30, 2006, relating to the CGG ordinary shares underlying the CGG American Depositary Shares (“ADS”) to be issued in the proposed transaction. CGG and Veritas have also filed, and intend to continue to file, additional relevant materials with the Securities and Exchange Commission (the “SEC”), including the filing by CGG with the SEC of a Registration Statement on Form F-6 (the “Form F-6” and together with the Form F-4, the “Registration Statements”) to register the CGG American Depositary Shares (“ADS”), as well as the CGG ordinary shares underlying such CGG ADSs, to be issued in exchange for shares of Veritas common stock. The Registration Statements and the Proxy Statement/Prospectus contain important information about Veritas, CGG, the proposed transaction and related matters. Investors and security holders are urged to read the Registration Statements and the Proxy Statement/Prospectus carefully, and any other relevant documents filed with the SEC, including all amendments, because they contain important information. Investors and security holders may be able to obtain free copies of the

COMPAGNIE GENERALE DE GEOPHYSIQUE

documents filed with the SEC by CGG and Veritas (including the Form F-4 and, when filed, the Form F-6) through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may be able to obtain free copies of materials filed with the SEC by CGG and Veritas (including the Form F-4 and the Form F-6) by contacting Investor Relations at +1 832 351 8821 and from CGG by contacting Investor Relations at invrel@cgg.com or by telephone at +33 1 64 47 38 31.Veritas and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Veritas in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Veritas’s Amendment No. 1 to Form 10-K/A, which was filed with the SEC on or about November 28, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Veritas by contacting Investor Relations at +1 832 351 8821.
CGG and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Veritas in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in CGG’s Form 20-F filed with the SEC on May 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from CGG by contacting Investor Relations at +33 1 64 47 38 31.